

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 31, 2023

Gareth Sheridan
Chief Executive Officer
NutriBand Inc.
121 South Orange Ave., Suite 1500
Orlando, FL 32801

      Re: NutriBand Inc.
          Form 8-K filed January 5, 2023
          Correspondence filed May 25, 2023
          File No. 001-40854

Dear Gareth Sheridan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Correspondence filed May 25, 2023

General

1.   We note your response letter dated May 25, 2023 and your intentions to delist from Upstream. Your draft disclosure states that you are terminating the dual listing on the "Seychelles Securities Exchange." However, you state in your Form 10-K for the fiscal year ended January 31, 2023 (filed on April 26, 2023) that the dual listing of your common stock is "on the MERJ Upstream exchange, domiciled in the Seychelles." Clarify and revise to reconcile the apparent inconsistency.

2.   Revise to disclose the effective date of the delisting and the number of U.S. investors, if any, who have exchanged shares on Upstream. If U.S. investors have exchanged shares on Upstream, tell us whether such shares will be transferred back to the company's transfer agent. We refer to your disclosures in the Form 10-K filed April 26, 2023 regarding Upstream and that at present, a total of 250,000 shares of your common stock have been listed on Upstream by global holders. However, we also note that the terms "global

stockholders" and "global holders" are not defined therein.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Michael Paige, Esq.